

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Joseph Moscato
Chief Executive Officer
Generex Biotechnology Corporation
10102 USA Today Way
Miramar, FL 33025

> **Re: Generex Biotechnology Corporation**
> **Registration Statement on Form S-1**
> **Filed August 20, 2020**
> **File No. 333-248205**

Dear Mr. Moscato:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   As you know, the staff is reviewing your Registration Statement on Form S-1 filed on February 18, 2020, File No. 333-236481, and have issued comments in connection with that review. Please confirm that you will make corresponding changes to this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences